SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-50782

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K and Form 10-KSB	☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:___________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:  Hana Biosciences, Inc.
Former name if applicable:
Address of principal executive office (Street and number): 7000 Shoreline Court, Suite 370
City, State and zip code: San Francisco, California 94080

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company previously announced on February 20, 2007 that ongoing, long-term stability studies have detected small amounts of precipitated material in scale-up batches of the Company’s Zensana product candidate, which may require an adjustment to the formulation and/or the manufacturing process. Since that time, the Company has been investigating this issue, which has included conducting experiments and other tests to determine, among other things, the cause of the precipitation. The Company had also previously announced that this issue is likely to delay FDA approval of Zensana beyond the expected Prescription Drug User Fee Act action date of April 30, 2007. As of the date hereof, the Company is awaiting the results of additional experiments and tests. Until such time as the Company receives all test results relating to Zensana’s stability issues, and has had an opportunity to fully review and analyze such results, the Company is not able to complete its preparation and review of various disclosures required for the Form 10-K, including those relating to the Company’s description of business, risk factors and management’s discussion and analysis of results of operations and financial condition. Accordingly, the Company is unable to file its Form 10-K for the year ended December 31, 2006 within the prescribed period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John P. Iparraguirre	(650) 588-6404
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hana Biosciences, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By: /s/ John Iparraguirre
John Iparraguirre
Chief Financial Officer

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